The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2008.

●	Semiconductor Manufacturing International Corporation (NYSE: SMI;
SEHK: 981) (“SMIC” or the “Company”), one of the leading
semiconductor foundries in the world, today announced its
consolidated results of operations for the three months ended March
31, 2008.
●	Non-DRAM revenue increased by 5.5% QoQ to $318.6 million from 4Q07 and increased by 25.6% YoY from 1Q07. Overall revenue, however, decreased to $362.4 million in 1Q08, down 8.3% QoQ from 4Q07 and down
6.7% YoY from 1Q07 due to lower DRAM shipment quantity. DRAM as a proportion of total revenue fell to 12.1% in 1Q08 from 23.6% in 4Q07.
Logic sales from 0.13 micron full-flow and 90 nanometer technology nodes have increased by 33.5% in 1Q08 QoQ. Gross margin was -9.0% in
1Q08 compared to 8.9% in 4Q07 primarily due to losses from the commodity DRAM business including a $44.5 million additional loss provision taken against the remaining DRAM inventories. The Company recorded a net loss of $119.1 million in 1Q08, including the reversal of $20.5 million deferred income tax benefits recorded in 4Q07, as required under US GAAP, resulting in an adjusted net loss of $19 million in 2007. Fully diluted EPS was ($0.3205) per ADS.
●	Set out below is a copy of the full text of the press release made by the Company on April 29, 2008 in relation to its results for the three months ended March 31, 2008.
●	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities
on The Stock Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on April 29, 2008.

Set out below is a copy of the full text of the press release made by the Company on April 29, 2008 in relation to its results for the three months ended March 31, 2008.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China – April 29, 2008. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended March 31, 2008.

First Quarter 2008 Highlights:

•	Non-DRAM revenue increased by 5.5% QoQ to $318.6 million from 4Q07 and increased by 25.6% YoY from 1Q07.

•	Overall revenue, however, decreased to $362.4 million in 1Q08, down 8.3% QoQ from 4Q07 and down 6.7% YoY from 1Q07 due to lower DRAM shipment quantity.

•	DRAM as a proportion of total revenue fell to 12.1% in 1Q08 from 23.6% in 4Q07.

•	Logic sales from 0.13 micron full-flow and 90 nanometer technology nodes have increased by 33.5% in 1Q08 QoQ.

•	Gross margin was -9.0% in 1Q08 compared to 8.9% in 4Q07 primarily due to losses from the commodity DRAM business including a $44.5 million additional loss provision taken against the remaining DRAM inventories.

•	The Company recorded a net loss of $119.1 million in 1Q08, including the reversal of $20.5 million deferred income tax benefits recorded in 4Q07, as required under US GAAP, resulting in an adjusted net loss of $19 million in 2007.

•	Fully diluted EPS was ($0.3205) per ADS.

During the first quarter of 2008, the Company reached an agreement with our customers to exit the commodity DRAM business. The Company considers this an indicator of impairment in regard to the long-lived assets of the Company’s Beijing facility in accordance with SFAS 144. As of the date of this announcement, the Company has engaged an external valuer and is in the process of evaluating whether or not such assets have been impaired. Any impairment loss, if so determined, would result in an additional non-cash charge to the Company’s net income for the first quarter of 2008.

Over a conference call, Dr. Richard Chang, Chief Executive Officer of SMIC, spoke with analysts about the quarterly results. “SMIC reported a quarterly loss of $119.1 million, which includes an additional loss provision for DRAM inventory of about $44.5 million, as well as the reversal of $20.5 million deferred income tax benefits recorded in 4Q07. During the first quarter, management reached an agreement with our customers to exit the commodity DRAM business. This reduction of DRAM production and conversion of DRAM capacity into logic—which will continue throughout 2008—remains key to our strategy. As a result, SMIC made a concerted effort to reduce its DRAM foundry services by 53.0% from the previous quarter and 67.5% from the first quarter of 2007. At the same time, we increased logic shipments 6.2% quarter-on-quarter, and our 90-nm logic shipments surged 136.8% over the fourth quarter. As DRAM as a portion of our total revenue fell to 12.1% compared to 23.6% in the fourth quarter of 2007, our overall logic revenue gained 6.5% quarter-over-quarter and 25.6% year-over-year.

Our logic sales from 0.13-micron full-flow and 90-nm technology nodes have increased by 33.5% in the first quarter of 2008 quarter-on-quarter. We forecast persistently strong demand in advanced technology nodes through the remainder of 2008 as we witness tremendous market demand for the devices that consume logic ICs, such as mobile baseband, multimedia processors, PDA, GPS, Flash controller IC, power management IC, MP3/MP4, DTV video processors, and mobile TV.

As the world’s largest market for integrated circuits, China has experienced exceptionally strong market growth since the beginning of the year. Our China revenue increased by 22.6% since the fourth quarter of 2007, and we enjoyed the addition of 15 new domestic customers this quarter. We also reported a 17.1% quarter-on-quarter increase in new product tape-outs.

Not only have we experienced considerable growth in our China sales, but we also enjoyed a significant boost in our North America sales. Despite the challenging economic situation in the U.S., our sales in North America grew by 10.0% quarter-over-quarter and increased as a portion of our total revenue to 53.6% in the first quarter of 2008, compared to 44.6% in the fourth quarter of 2007.

We are also pleased with the progress we have made in regard to our 45-nm licensing agreement with IBM. Currently there are ten top-tier fabless and IDM companies expressing interest to work with us. As a result of our milestone agreement, we have also increased our customer base for the 65-nm and 90-nm logic nodes as customers are confident with SMIC’s future technology roadmap. In addition, we have garnered the interest of customers in China in working with SMIC’s 45-nm technology solution. We plan to enter process qualification in 2009.

Our commitment to enhancing shareholder value in our company remains absolute. To that end, we will continue to execute our plans, which we believe will accelerate growth, serve our customers, and boost our bottom line. We are very confident in our strategy and optimistic about the upcoming year.”

Conference Call / Webcast Announcement

Date: April 30, 2008
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code: U.S. 1-617-597-5342 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2008 first quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35 micron to 65 nanometer and finer line technologies.  Headquartered in Shanghai, China, SMIC has a 300-millimeter wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and an assembly and testing facility in Chengdu.  SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong.  In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab under construction in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning our expectation for second quarter 2008 revenue, our expectation for persistently strong demand in advanced technology nodes through the remainder of 2008, anticipated market demand for devices that consume logic ICs, our plan to enter process qualification for our 45-nm technology solution in 2009, SMIC’s ability to grow and improve profitability in 2008, and statements under “Capex Summary” and “Second Quarter 2008 Guidance”, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F, as amended, filed with the SEC on June 29, 2007, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Material Litigation

Recent TSMC Legal Developments:

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas)) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products.  TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.

The Company has vigorously denied all allegations of misappropriation. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

TSMC filed with the California court in January 2007 a motion seeking to enjoin the PRC action. In February 2007, TSMC filed with the Beijing High Court a jurisdictional objection, challenging the competency of the Beijing High Court’s jurisdiction over the PRC action.

In March 2007, the California Court denied TSMC’s motion to enjoin the PRC action. TSMC has appealed this ruling to California Court of Appeal. On March 26, 2008, the Court of Appeal, in a written opinion, denied TSMC’s appeal. TSMC has not yet indicated whether it will petition the California Supreme Court for further review.

In July 2007, the Beijing High Court denied TSMC’s jurisdictional objection and issued a court order holding that the Beijing High Court shall have proper jurisdiction to try the PRC action. TSMC has appealed this order to the Supreme Court of the People’s Republic of China. On January 7, 2008, the Supreme Court heard TSMC’s appeal. It has not yet issued a ruling.

On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and attempted to file additional claims that the Company breached the Settlement Agreement by filing an action in the Beijing High Court. Upon the Company’s motion, the California Court struck TSMC’s new claims as procedurally improper, but granted TSMC leave to replead its claims. The Company thereafter demurred to the new claims as repleaded. The Court sustained a portion of the Company’s demurrer, but again gave TSMC leave to replead.

On August 15-17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows. On September 7, 2007, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.

On January 25, 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company will oppose the motion. A hearing has been set on the motion for May 30, 2008.

On March 11, 2008, TSMC filed an application for a right to attach order in the California Court. By its application, TSMC seeks an order securing an amount equal to the remaining balance on the promissory notes issued by the Company in connection with the Settlement Agreement. The order, if granted, would apply only to property of the Company in the State of California. The Company has opposed the application. A hearing was held on April 3, 2008. The court has not yet issued a ruling.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a preliminary stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its preliminary stages, the Company is unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss.

Investor Contacts:

Theresa Teng	Anne Wong Chen	Phyllis Liu
+86-21-5080-2000 ext.16278	+86-21-5080-2000 ext.12804	+86-21-5080-2000 ext 12315
Theresa_Teng@smics.com	Anne_CAYW@smics.com	Phyllis_Liu@smics.com

Summary of First Quarter 2008 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	1Q08	4Q07	QoQ	1Q07	YoY
Revenue	362,369	395,254	-8.3%	388,284	-6.7%
Cost of sales	394,940	360,207	9.6%	351,345	12.4%
Gross profit	(32,571)	35,047	—	36,940	—
Operating expenses	64,377	57,389	12.2%	21,722	196.4%
(Loss) income from operations	(96,948)	(22,342)	333.9%	15,218	—
Other income (expenses), net	(3,596)	(1,655)	117.3%	(12,187)	-70.5%
Income tax (expenses) credit	(19,142)	23,100	—	5,964	—
Net (loss) income after
income taxes	(119,685)	(897)	13242.8%	8,995	—
Minority interest	846	1,157	-26.9%	977	-13.4%
Loss from equity investment	(241)	(882)	-72.7%	(1,212)	-80.1%
(Loss) income attributable to holders of ordinary shares	(119,081)	(622)	19044.9%	8,760	—
Gross margin	-9.0%	8.9%		9.5%
Operating margin	-26.8%	-5.7%		3.9%
Net (loss) income per ordinary share — basic(1)	(0.0064)	(0.0000)		0.0005
Net (loss) income per ADS – basic	(0.3205)	(0.0017)		0.0237
Net (loss) income per ordinary share – diluted(1)	(0.0064)	(0.0000)		0.0005
Net (loss) income per ADS – diluted	(0.3205)	(0.0017)		0.0234
Wafers shipped (in 8” wafers)(2)	454,259	497,454	-8.7%	450,592	0.8%
Capacity utilization	92.1%	94.4%		86.2%

Note:

(1)	Based on weighted average ordinary shares of 18,579 million (basic) and 18,579 million (diluted) in 1Q08, 18,550 million (basic) and 18,550 million (diluted) in 4Q07 and 18,451 million (basic) and 18,706 million (diluted) in 1Q07

(2)	Including copper interconnects

•	Non-DRAM revenue increased by 5.5% QoQ to $318.6 million from 4Q07 and increased by 25.6% YoY from 1Q07.

•	Overall revenue, however, decreased to $362.4 million in 1Q08, down 8.3% QoQ from $395.3 million in 4Q07 and down 6.7% YoY from $388.3 million in 1Q07 due to lower DRAM shipments.

•	Cost of sales increased to $394.9 million in 1Q08, up 9.6% QoQ from $360.2 million in 4Q07, primarily due to a $44.5 million additional loss provision taken against the remaining DRAM inventories.

•	Gross profit decreased to $(32.6) million in 1Q08, down QoQ from $35.0 million in 4Q07 and down YoY from $36.9 million in 1Q07.

•	Gross margins decreased to -9.0% in 1Q08 from 8.9% in 4Q07 primarily due to losses from the commodity DRAM business.

•	Total operating expenses increased to $64.4 million in 1Q08 from $57.4 million, an increase of 12.2% QoQ, primarily due to an increase in R&D expenses.

•	R&D expenses increased to $34.2 million in 1Q08, up 30.7% from $26.2 million in 4Q07 primarily due to start up costs associated with the new 12-inch project in Shanghai.

•	G&A expenses decreased to $18.6 million in 1Q08 from $18.8 million in 4Q07.

•	Selling & marketing expenses decreased to $4.9 million in 1Q08, down 14.1% QoQ from $5.7 million in 4Q07 primarily due to a decrease in engineering material expenses associated with selling activities.

Analysis of Revenues

Sales Analysis
By Application	1Q08	4Q07	1Q07
Computer	12.8%	22.9%	33.0%
Communications	54.3%	47.4%	41.3%
Consumer	25.9%	22.7%	18.3%
Others	7.0%	7.0%	7.4%
By Service Type	1Q08	4Q07	1Q07

Logic(3)	78.4%	67.4%	58.2%
DRAM	12.1%	23.6%	34.7%
Management Services	2.5%	1.5%	3.2%
Mask Making, testing, others	7.0%	7.5%	3.9%

By Customer Type	1Q08	4Q07	1Q07

Fabless semiconductor companies	54.4%	49.3%	47.1%
Integrated device manufacturers (IDM)	31.6%	38.5%	43.2%
System companies and others	14.0%	12.2%	9.7%
By Geography	1Q08	4Q07	1Q07

North America	53.6%	44.6%	40.6%
Asia Pacific (ex. Japan)	29.9%	26.4%	24.2%
Japan	3.9%	10.4%	9.9%
Europe	12.6%	18.6%	25.2%
Wafer Revenue Analysis

By Technology (logic, DRAM & copper interconnect only)	1Q08	4Q07	1Q07
0.09ìm	19.8%	25.3%	14.4%
0.13ìm	25.0%	24.4%	38.1%
0.15ìm	4.2%	5.5%	2.9%
0.18ìm	32.1%	28.3%	34.1%
0.25ìm	0.5%	0.5%	0.7%
0.35ìm	18.4%	16.0%	9.8%
By Technology (Logic Only)(1)	1Q08	4Q07	1Q07

0.09ìm	14.7%	7.7%	10.0%
0.13ìm(2)	20.3%	21.0%	17.6%
0.15ìm	5.0%	7.7%	4.7%
0.18ìm	37.8%	40.3%	50.1%
0.25ìm	0.5%	0.6%	1.0%
0.35ìm	21.7%	22.7%	16.6%

Note:
(1) Excluding 0.13μm copper interconnects
(2) Represents revenues generated from manufacturing full flow wafers
(3) Including 0.13μm copper interconnects

Capacity*

Fab / (Wafer Size)	1Q08	4Q07
Shanghai Mega Fab (8”)(1)	88,000	98,000
Beijing Mega Fab (12”)(2)	54,000	65,250
Tianjin Fab (8”)	25,396	22,000
Total monthly wafer fabrication capacity	167,396	185,250

Note:

* Wafers per month at the end of the period in 8” wafers

(1)	Shanghai Mega Fab is now comprised of Fab 1, Fab 2, and Fab 3

(2)	Beijing Mega Fab is now comprised of Fab 4, Fab 5, and Fab 6

•	Total capacity decreased to 167,396 8-inch wafer equivalent per month at the end of 1Q08 due to the shift in the product mix from DRAM to logic products.

Shipment and Utilization

8” equivalent wafers	1Q08	4Q07	1Q07
Wafer shipments including copper interconnects	454,259	497,454	450,592
Utilization rate(1)	92.1%	94.4%	86.2%

Note:

(1) Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments decreased 8.7% QoQ to 454,259 units of 8-inch equivalent wafers in 1Q08 from 497,454 units of 8-inch equivalent wafers in 4Q07, and up 0.8% YoY from 450,592 8-inch equivalent wafers in 1Q07 due to lower DRAM shipments.

•	However, logic shipments increased 6.2% QoQ to 334,432 units of 8-inch equivalent wafers in 1Q08 from 4Q07 and up 38.0% YoY from 1Q 07.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	1Q08	4Q07	QoQ	1Q07	YoY
Cost of sales	394,940	360,207	9.6%	351,345	12.4%
Depreciation	159,715	161,232	-0.9%	185,707	-14.0%
Other manufacturing costs	227,731	190,671	19.4%	157,279	44.8%
Deferred cost amortization	5,886	5,886	—	5,886	—
Share-based compensation	1,608	2,418	-33.5%	2,473	-35.0%
Gross Profit	(32,571)	35,047	—	36,940	—
Gross Margin	-9.0%	8.9%	—	9.5%	—

•	Cost of sales increased to $394.9 million in 1Q08, up 9.6% QoQ from $360.2 million in 4Q07, primarily due to a $44.5 million additional loss provision taken against the remaining DRAM inventories.

•	Gross profit decreased to $(32.6) million in 1Q08, down QoQ from $35.0 million in 4Q07 and down YoY from $36.9 million in 1Q07.

•	Gross margins decreased to -9.0% in 1Q08 from 8.9% in 4Q07 primarily due to losses from the commodity DRAM business.

Operating Expense Analysis

Amounts in US$ thousands	1Q08	4Q07	QoQ	1Q07	YoY
Total operating expenses	64,377	57,389	12.2%	21,722	196.4%
Research and development	34,233	26,201	30.7%	21,733	57.5%
General and administrative	18,606	18,820	-1.1%	17,087	8.9%
Selling and marketing	4,883	5,688	-14.1%	3,893	25.4%
Amortization of intangible assets	6,784	6,878	-1.4%	6,229	8.9%
Loss (Income) from disposal of properties	(130)	(198)	-34.3%	(27,220)	-99.5%

•	Total operating expenses increased to $64.4 million in 1Q08 from $57.4 million, an increase of 12.2% QoQ, primarily due to an increase in R&D expenses.

•	R&D expenses increased to $34.2 million in 1Q08, up 30.7% from $26.2 million primarily due to start up costs associated with the new 12-inch project in Shanghai.

•	G&A expenses decreased to $18.6 million in 1Q08 from $18.8 million in 4Q07.

•	Selling & marketing expenses decreased to $4.9 million in 1Q08, down 14.1% QoQ from $5.7 million in 4Q07 primarily due to a decrease in engineering material expenses associated with selling activities.

•

Amounts in US$ thousands	1Q08	4Q07	QoQ	1Q07	YoY
Other income (expenses)	(3,596)	(1,655)	117.3%	(12,187)	-70.5%
Interest income	3,758	3,971	-5.4%	1,972	90.6%
Interest expense	(17,267)	(11,485)	50.3%	(15,003)	15.1%
Other, net	9,913	5,859	69.2%	844	1074.5%

•	Other non-operating loss of $3.6 million in 1Q08 as compared to a loss of $1.7 million in 4Q07, primarily due to an increase in interest expense.

•	Interest expense increased in 1Q08 relative to 4Q07 due to lower capitalized interest expense in 1Q08 and the receipt of government interest subsidy in 4Q07.

•	The increase in Other, net is due to an increase in foreign exchange gain related to non-operating activities.

Liquidity

Amounts in US$ thousands	1Q08	4Q07
Cash and cash equivalents	506,320	469,284
Short term investments	29,474	7,638
Accounts receivable	283,932	298,388
Inventory	216,159	248,310
Others	59,036	51,682
Total current assets	1,094,921	1,075,302
Accounts payable	290,677	301,993
Short-term borrowings	137,470	107,000
Current portion of long-term debt	341,620	340,693
Others	181,054	180,504
Total current liabilities	950,821	930,190
Cash Ratio	0.5x	0.5x
Quick Ratio	0.9x	0.8x
Current Ratio	1.2x	1.2x

Capital Structure

Amounts in US$ thousands	1Q08	4Q07
Cash and cash equivalents	506,320	469,284
Short-term investment	29,474	7,638
Current portion of promissory note	29,493	29,242
Promissory note	51,495	51,057
Short-term borrowings	137,470	107,000
Current portion of long-term debt	341,620	340,693
Long-term debt	639,058	616,295
Total debt	1,118,148	1,063,988
Shareholders’ equity	2,897,407	3,012,519
Total debt to equity ratio	38.6%	35.3%

Cash Flow

Amounts in US$ thousands	1Q08	4Q07
Net cash from operating activities	136,231	195,872
Net cash from investing activities	(153,727)	(266,780)
Net cash from financing activities	54,594	101,946
Net change in cash	37,036	31,022

•	Net cash from operating activities decreased in 1Q08 due to higher operating losses and more payments made to materials suppliers in 1Q08.

Capex Summary

•	Capital expenditures for 1Q08 were $136 million.

•	Total planned capital expenditures for 2008 will be approximately $700 million and will be adjusted based on market conditions.

Second Quarter 2008 Guidance

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” above.

•	Revenues expected to decrease 3% to 6% from 1Q08 while non-DRAM revenue expected to grow 3% to 6% from 1Q08.

•	Operating expense as a percentage of revenue expected to be around 20%.

•	Capital expenditure expected to be approximately $160 million to $200 million.

Recent Highlights and Announcements

•	Announcement of 2007 Annual Results [2008-4-25]

•	Unusual Movement In Share Trading Price [2008-4-15]

•	Extension of Waiver of Qualified Accountant [2008-4-7]

•	SMU Welcomes Three Alumni into Engineering Hall Of Leaders [2008-3-28]

•	Latest Development [2008-3-24]

•	SMIC Participates in SEMICON China 2008 [2008-3-18]

•	SMIC Honored with SEMI China Corporate Social Contribution Award; Dr. Richard Chang Receives Industry Excellence and Contribution Award [2008-3-18]

•	Synopsys and SMIC Deliver Enhanced 90-Nanometer Reference Flow to Reduce IC Design and Test Costs [2008-2-26]

•	Dr. Richard Chang, President and CEO of SMIC, Named Semiconductor International’s 2007 Person of the Year [2008-2-25]

•	Further Announcement — Waiver application in respect of disclosure of information relating to Discloseable Transaction [2008-2-13]

•	Further Delay In Despatch Of Circular In Relation To A Discloseable Transaction [2008-1-29]

•	SMIC Reports 2007 Fourth Quarter Results [2008-1-24]

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/pressRelease.jsp for further details regarding the recent announcements.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEET

(In US dollars)

	As of the end of
	Mar 31, 2008		December 31, 2007
	(unaudited)		(unaudited)
ASSETS
Current assets:
	$		$
Cash and cash equivalents		506,320,313	469,284,013
Short term investments		29,473,900	7,637,870
Accounts receivable, net of allowances of
$4,084,646, $4,492,090, at Mar. 31 2008 and
Dec 31 2007, respectively		283,931,518	298,387,652
Inventories		216,159,019	248,309,765
Prepaid expense and other current assets		38,642,090	31,237,755
Receivable for sale of plant and equipment and other fixed assets		17,355,300	17,321,000
Assets held for sale		3,038,345	3,123,567
Total current assets		1,094,920,485	1,075,301,622

Land use rights, net		57,242,556	57,551,991
Plant and equipment, net		3,136,116,825	3,202,957,665
Acquired intangible assets, net		226,440,883	232,195,132
Deferred cost		64,750,835	70,637,275
Equity investment		9,655,431	9,896,398
Other long-term prepayments		2,893,411	2,988,404
Deferred tax assets		38,102,589	56,915,172
	$
TOTAL ASSETS		4,630,123,015	$4,708,443,659

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable		290,676,671	301,992,739
Accrued expenses and other current liabilities		151,044,251	150,109,963
Short-term borrowings		137,470,000	107,000,000
Current portion of promissory note		29,492,873	29,242,000
Current portion of long-term debt		341,620,480	340,692,788
Income tax payable		516,451	1,152,630
Total current liabilities		950,820,726	930,190,120

Long-term liabilities:
Promissory note		51,495,193	51,057,163
Long-term debt		639,058,040	616,294,743
Long-term payables relating to license agreements		56,778,942	62,833,433
Deferred tax liabilities		464,837	604,770
Total long-term liabilities		747,797,012	730,790,109

	$
Total liabilities		1,698,617,738	$1,660,980,229

Minority interest		34,098,639	34,944,408
Stockholders’ equity:
Ordinary shares£¬$0.0004 par value, 50,000,000,000
shares authorized, shares issued and outstanding
18,583,994,474 and 18,558,919,712 at Mar. 31 2008 and Dec 31 2007, respectively		7,433,598	7,423,568
Additional paid-in capital		3,317,395,859	3,313,375,972
Accumulated other comprehensive loss		(63,647)	(1,881)
Accumulated deficit		(427,359,172)	(308,278,637)
Total stockholders’ equity		2,897,406,638	3,012,519,022

	$
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		4,630,123,015	$4,708,443,659

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
(In US dollars)

	For the three months ended
	Mar 31, 2008	Dec 31, 2007
	(unaudited)	(unaudited)
Sales	362,368,556	395,253,703
Cost of sales	394,939,583	360,206,661
Gross profit	(32,571,027)	35,047,042

Operating expenses:
Research and development	34,232,685	26,201,351
General and administrative	18,605,813	18,820,136
Selling and marketing	4,883,475	5,687,731
Amortization of acquired intangible assets	6,784,250	6,877,899
Loss (income) from sale of plant and equipment and other fixed assets	(129,573)	(198,339)
Total operating expenses	64,376,650	57,388,778

Loss from operations	(96,947,677)	(22,341,736)
Other income (expenses):
Interest income	3,758,119	3,970,874
Interest expense	(17,266,845)	(11,485,321)
Foreign currency exchange gain (loss)	10,317,302	4,613,449
Other income (expenses), net	(404,404)	1,245,531
Total other income (expenses), net	(3,595,828)	(1,655,467)

Net loss before income tax, minority interest and loss from equity investment	(100,543,505)	(23,997,203)
Income tax benefit (expense)	(19,141,832)	23,100,005
Minority interest	845,769	1,157,102
Loss from equity investment	(240,967)	(881,518)
Net loss	$(119,080,535)	$(621,614)

Net loss per share, basic	(0.0064)	(0.0000)
Net loss per ADS, basic	(0.3205)	(0.0017)
Net loss per share, diluted	(0.0064)	(0.0000)
Net loss per ADS, diluted	(0.3205)	(0.0017)
Ordinary shares used in calculating basic loss per ordinary share	18,579,292,515	18,550,143,535

Ordinary shares used in calculating diluted loss per ordinary share	18,579,292,515	18,550,143,535

*Share-based compensation related to each account balance as follows:
Cost of sales	1,607,766	2,417,679
Research and development	802,241	975,621
Selling and marketing	347,630	432,672
General and administrative	838,991	1,158,530

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(In US dollars)

	For the three months ended
	March 31, 2008	December 31, 2007
	(unaudited)	(unaudited)
Operating activities
Net loss	(119,080,535)	(621,614)
Adjustments to reconcile net loss to net cash provided
by (used in) operating activities:
Minority interest	(845,769)	(1,157,102)
Deferred tax	18,672,650	(22,072,574)
Loss (Gain) on disposal of plant and equipment	(129,573)	(198,339)
Depreciation and amortization	191,728,933	180,926,964
Amortization of acquired intangible assets	6,784,250	6,877,899
Share-based compensation	3,596,628	4,984,502
Non cash interest expense on promissory notes	2,073,335	1,308,496
Loss from equity investment	240,967	881,518
Changes in operating assets and liabilities:
Accounts receivable, net	14,456,133	9,632,506
Inventories	32,150,746	6,564,937
Prepaid expense and other current assets	(7,309,344)	(9,940,469)
Accounts payable	(16,094,831)	37,912,146
Accrued expenses and other current liabilities	10,623,203	(18,039,712)
Income tax payable	(636,179)	(1,187,548)
Net cash provided by operating activities	136,230,614	195,871,610

Investing activities:
Purchase of plant and equipment	(114,217,902)	(238,379,890)
Proceeds from disposal of plant and equipment	484,943	35,195,311
Proceeds received from sale of assets held for sale	690,161	9,075,076
Purchases of acquired intangible assets	(18,848,000)	(79,704,504)
Purchase of short-term investments	(41,975,501)	(42,590,425)
Sale of short-term investments	20,139,472	49,624,851
Net cash used in investing activities	(153,726,827)	(266,779,581)

Financing activities:
Proceeds from short-term borrowing	72,050,000	77,658,000
Proceeds from long-term debt	23,690,989	249,509,832
Repayment of promissory notes		(15,000,000)
Repayment of long-term debt		(170,357,288)
Repayment of short-term debt	(41,580,000)	(40,658,000)
Proceeds from exercise of employee stock options	433,289	814,965
Repurchase of restricted ordinary shares		(21,500)
Net cash provided by (used in) financing activities	54,594,278	101,946,009

Effect of exchange rate changes	(61,765)	(16,076)

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	37,036,300	31,021,962
CASH AND CASH EQUIVALENTS, beginning of period	469,284,013	438,262,051
CASH AND CASH EQUIVALENTS, end of period	506,320,313	469,284,013

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y.C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
April 29, 2008

• For identification only